Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2004

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X    Form 40-F
                           ----            ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         No    X
                            ----        ----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable
                                    --------------

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                           Converium Holding Ltd, Zug

Zug,   Switzerland  -  September  10,  2004  -  Converium  today  announces  the appointment of Terry G. Clarke to the position of Managing Director of Converium Holding Ltd.

The Board of Directors of Converium Holding Ltd today announces the appointment, with immediate effect, of its member Terry G. Clarke, F.I.A., age 62, to the position of Managing Director. Mr Clarke, a British citizen, will actively support the Chief Executive Officer, Dirk Lohmann, and his management team in running the Company. He will be responsible for enhancing the effectiveness of strategic and operational decision-making. Mr Clarke will continue to be a member of the Board of Directors.

Peter C. Colombo, Chairman of the Board of Directors, stated: "Converium's current short-term challenges require a closer collaboration between the Board of Directors and the Global Executive Committee. Going forward, Mr Clarke's role will be to provide an interface between the Board and the management team. I am convinced that this move will help Converium to successfully meet the current and future challenges facing the Company."

Terry G. Clarke was a consulting actuary with Tillinghast, Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and, immediately prior to his retirement at the end of 2001, was Managing Principal of Tillinghast's North America practice. Previously, from 1978 until 1986 Mr Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr Clarke is a Fellow of the Institute of Actuaries and has been co-author of a number of papers on non-life insurance subjects as well as a tutor and examiner. He is a member of a number of professional committees both in the U.K. and in Europe.

                                  * * * * * * *

Enquiries:

Dr Kai-Uwe Schanz                               Zuzana Drozd
Chief Communication Officer                     Head of Investor Relations

kai-uwe.schanz@converium.com                    zuzana.drozd@converium.com

Phone:        +41 (0) 1 639 90 35               Phone:      +41 (0) 1 639 91 20
Fax:          +41 (0) 1 639 70 35               Fax:        +41 (0) 1 639 71 20

About Converium

Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs approximately 850 people in 23 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A -" rating (watch negative) from Standard & Poor's and a "B++" (outlook negative) rating from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to obtain applicable regulatory approval for our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange
Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By:  /s/ Dirk Lohmann
                                             ----------------
                                             Name:      Dirk Lohmann
                                             Title:     CEO


                                        By:  /s/ Christian Felderer
                                             ----------------------
                                             Name:      Christian Felderer
                                             Title:     General Legal Counsel

Date:  September 17, 2004